04002648

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24024

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Driehaus Securities Corporation**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 East Erie Street
(No. and Street)

Chicago	**Illinois**	**60611**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle L. Cahoon (312) 587-3800
(Area Code – Telephone No.)

RECEIVED MAR - 1 2004 188

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

233 South Wacker	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michelle L. Cahoon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Driehaus Securities Corporation, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michelle L Cahoon
Signature

Vice President and Treasurer
Title

Tiffany Wisowaty
Notary Public

"OFFICIAL SEAL"
TIFFANY WISOWATY
NOTARY PUBLIC STATE OF ILLINOIS
COMMISSION EXPIRES 07/22/06

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholder's Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Driehaus Securities Corporation

December 31, 2003
with Report of Independent Auditors

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

REPORT OF INDEPENDENT AUDITORS

To the Shareholder of
Driehaus Securities Corporation:

We have audited the accompanying statement of financial condition of Driehaus Securities Corporation (a Delaware S-Corporation) as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Driehaus Securities Corporation at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 20, 2004

DRIEHAUS SECURITIES CORPORATION
(a Delaware S-Corporation)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS:		
Cash and cash equivalents	$ 6,607,309	
Cash deposited in a special reserve account for the exclusive benefit of customers	1,168,978	
Receivables from and deposits with clearing broker	3,313,029	
Furniture, equipment, land and building (net of accumulated depreciation of $5,321,853)	12,290,627	
Other	217,721	
Total assets		$ 23,597,664
LIABILITIES:		
Accounts payable and accrued liabilities	$ 660,463	
Commission rebates payable	398,021	
State replacement taxes payable	468,870	
Real estate taxes payable	150,000	
Due to affiliate	2,291,883	
Other	8,306	
Total liabilities		$ 3,977,543
SHAREHOLDER'S EQUITY:		
Common stock:		
Class A ($0 par; 1,000 shares authorized, issued and outstanding Class B ($0 par; 9,000 shares authorized, issued and outstanding	$ 1	
Additional paid-in capital	4,009,999	
Retained earnings	15,610,121	
Total shareholder's equity		$ 19,620,121
Total liabilities and shareholder's equity		$ 23,597,664

DRIEHAUS SECURITIES CORPORATION
(a Delaware S-Corporation)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Driehaus Securities Corporation (the "*Company*") is a Delaware S-Corporation organized on June 22, 1979. The *Company* is a registered broker-dealer which introduces and clears domestic transactions on a fully disclosed basis through another broker-dealer. The *Company* primarily provides brokerage services to its shareholder, affiliated entities, and customers of affiliated entities. The customers of affiliated entities are primarily individuals, trusts, and pension plans.

The following is a summary of significant accounting policies followed by the *Company* in the preparation of its financial statements.

a. Cash equivalents consist of short-term, highly liquid investments having a maturity of 90 days or less at the time of purchase.

b. The cash included in the special reserve account is segregated for the exclusive benefit of customers pursuant to SEC Rule 15c3-3.

c. The receivables from and deposits with clearing broker are recorded net of fees and applicable transaction costs.

d. Commissions from securities transactions, net of rebates to customers, are recorded on a trade-date basis.

e. Interest income is recorded on the accrual basis.

f. The financial instruments of the *Company* are reported on the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short-term nature of the instruments.

g. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. INCOME TAXES:

The *Company* is an S-Corporation for federal income tax purposes. Therefore, no provision for federal income taxes has been made because the net income of the *Company* is not taxable as such for federal income tax purposes but is included in the income tax return of the individual shareholder.

The *Company,* however, is subject to Illinois State replacement tax at a rate of 1.5% of its taxable income.

3. FIXED ASSETS:

Fixed assets are recorded at cost and depreciated over the estimated useful lives of the assets. The estimated useful lives and carrying amounts of assets as of December 31, 2003, are listed below:

Asset Class	Useful Life	Cost	Accumulated Depreciation	Net Book Value
Software	3 years	$231,593	($72,742)	$158,851
Equipment	5 years	2,440,001	(2,274,643)	165,358
Furniture and fixtures	7 years	370,276	(209,195)	161,081
Land improvements	15 years	48,921	(33,032)	15,889
Building and improvements	39 years	12,868,228	(2,732,241)	10,135,987
Land	Non depreciable	1,653,461	(0)	1,653,461
		$17,612,480	($5,321,853)	$12,290,627

4. RELATED PARTIES:

Richard H. Driehaus is the chairman of the board, sole director, and sole shareholder of the *Company*. The *Company* introduces and clears domestic transactions through another broker-dealer on behalf of its clients. These clients include several investment limited partnerships for which Driehaus Capital Management, L.L.C. serves as the general partner. Richard H. Driehaus is the chief executive officer and sole member of Driehaus Capital Management, L.L.C. Other clients also include the Richard H. Driehaus Foundation, of which Richard H. Driehaus is the president, Driehaus Mutual Funds for which the *Company* serves as distributor, Driehaus Companies' Profit Sharing Plan and Trust and 401(k) Plan and Trust for which the *Company* serves as plan sponsor, and Richard H. Driehaus' personal accounts.

Richard H. Driehaus is also the chairman of the board and CEO, sole director, and sole shareholder of Driehaus Capital Management, Inc. ("DCM"), an investment adviser. DCM and the *Company* share facilities, employees, and other disbursements. These shared expenses are allocated between the companies based upon their approximate usage. Rental income is received from DCM by the *Company*. Additional expenses may be paid by the *Company* and then reimbursed by DCM, or vice versa. These related party allocations and transactions may result in an intercompany receivable or payable, pending reimbursement. At December 31, 2003, there were net payables due to DCM for these shared expenses totaling $1,974,628.

The *Company* maintains a profit-sharing plan and 401(k) plan for all eligible employees, as defined. Discretionary contributions to the profit-sharing plan and matching contributions to the 401(k) plan are funded by the *Company*. These contributions are payable to the Driehaus Companies' Profit Sharing Plan and Trust, and the Driehaus Companies' 401(k) Plan and Trust, respectively. At December 31, 2003, these contributions are included in accounts payable and accrued liabilities on the statement of financial condition.

5. OFF-BALANCE-SHEET CREDIT AND CONCENTRATION OF RISK:

Securities transactions of customers are introduced to and cleared through another broker-dealer. Under the terms of its clearing agreement, the *Company* is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the *Company* seeks to control the risks associated with its customer activities by requiring various guidelines to be met. Compliance with these guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

The *Company* has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the *Company.* At December 31, 2003, there were no amounts to be indemnified to the clearing broker for these customer accounts.

Amounts receivable from and deposits with the clearing broker represent a concentration of credit risk and primarily relate to commissions receivable on securities transactions. The *Company* does not anticipate nonperformance by its clearing broker. In addition, the *Company* has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The *Company* invests its excess cash with The Northern Trust Company and Private Bank and Trust Company. This excess cash at various times may include commercial paper with a maturity of 90 days or less of companies with high credit ratings, money market funds, or overnight repurchase agreements. The *Company* has not experienced losses related to these investments.

6. NET CAPITAL REQUIREMENT:

The *Company* is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the *Company* is required to maintain "net capital" equivalent to $250,000 or 6 2/3% of "aggregate indebtedness," whichever is greater (as these terms are defined by the Rule). Net capital and aggregate indebtedness change from day to day, but at December 31, 2003, the *Company* had a net capital requirement and excess net capital of $250,000 and $6,776,382, respectively. At December 31, 2003, the *Company's* ratio of aggregate indebtedness to net capital was 0.51 to 1. The net capital rule may effectively restrict the payment of cash dividends.